Exhibit 1.1

This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment or other professional advisors. Enquiries concerning the information in this document should be directed to Silent Witness Enterprises Ltd., at (604) 574-1526.

SILENT WITNESS ENTERPRISES LTD.

Directors’ Circular

relating to the Offer by

SW ACQUISITION INC.

an indirect wholly-owned subsidiary of

HONEYWELL INTERNATIONAL INC.

to purchase all of the outstanding Common Shares of

SILENT WITNESS ENTERPRISES LTD.

for Cdn. $11.27 per Common Share

DIRECTORS’ RECOMMENDATION

The Board of Directors of Silent Witness Enterprises Ltd.

unanimously recommends that Shareholders
ACCEPT the Offer by SW Acquisition Inc.
and DEPOSIT their Common Shares to the Offer

October 28, 2003

NOTICE TO U.S. SHAREHOLDERS

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer referred to herein is made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements. Holders of Common Shares should be aware that such disclosure requirements are different from those of the United States.

The enforcement of civil liabilities under the United States federal securities laws may be adversely affected by the fact that Silent Witness Enterprises Ltd. is incorporated under the laws of British Columbia, Canada and that most of its officers and directors are residents of Canada, and that a substantial portion of assets of Silent Witness Enterprises Ltd. and these persons may be located in Canada.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Circular (as well as information included in oral statements or other written statements made or to be made by the Company) are “forward-looking statements” and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

DIRECTORS’ CIRCULAR
REASONS FOR RECOMMENDATION
BACKGROUND TO THE OFFER
DELIBERATIONS OF THE SPECIAL COMMITTEE AND RESPONSE OF THE BOARD
SUPPORT AGREEMENT
DEPOSIT AGREEMENTS
SHARE CAPITAL OF THE COMPANY
LONG TERM SHARE COMPENSATION PLAN
OWNERSHIP OF SECURITIES OF THE COMPANY BY DIRECTORS AND SENIOR OFFICERS
PRINCIPAL HOLDERS OF SECURITIES OF THE COMPANY
INTENTIONS WITH RESPECT TO THE OFFER
OWNERSHIP OF SECURITIES OF THE OFFEROR
TRADING IN SECURITIES OF THE COMPANY
CERTAIN ISSUANCES OF SECURITIES OF THE COMPANY
RELATIONSHIP BETWEEN THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY AND OTHERS
AGREEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND SENIOR OFFICERS
INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL CONTRACTS OF THE OFFEROR
ADDITIONAL INFORMATION
MATERIAL CHANGES AND OTHER INFORMATION
STATUTORY RIGHTS
APPROVAL OF DIRECTORS’ CIRCULAR
CONSENT OF CREDIT SUISSE FIRST BOSTON LLC
CERTIFICATE
SCHEDULE A
Directors' Circular, dated October 28,2003
Press Release dated October 10,2003
Press Release dated October 28, 2003

DIRECTORS’ CIRCULAR	1

RECOMMENDATION OF THE BOARD	1

REASONS FOR RECOMMENDATION	1

BACKGROUND TO THE OFFER	2

DELIBERATIONS OF THE SPECIAL COMMITTEE AND RESPONSE OF THE BOARD	3

SUPPORT AGREEMENT	4

DEPOSIT AGREEMENTS	10

SHARE CAPITAL OF THE COMPANY	12

LONG TERM SHARE COMPENSATION PLAN	12

OWNERSHIP OF SECURITIES OF THE COMPANY BY DIRECTORS AND SENIOR OFFICERS	13

PRINCIPAL HOLDERS OF SECURITIES OF THE COMPANY	14

INTENTIONS WITH RESPECT TO THE OFFER	14

OWNERSHIP OF SECURITIES OF THE OFFEROR	14

TRADING IN SECURITIES OF THE COMPANY	14

CERTAIN ISSUANCES OF SECURITIES OF THE COMPANY	15

RELATIONSHIP BETWEEN THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY AND OTHERS	15

AGREEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND SENIOR OFFICERS	17

INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL CONTRACTS OF THE OFFEROR	17

ADDITIONAL INFORMATION	18

MATERIAL CHANGES AND OTHER INFORMATION	18

STATUTORY RIGHTS	18

APPROVAL OF DIRECTORS’ CIRCULAR	18

CONSENT OF CREDIT SUISSE FIRST BOSTON LLC	18

CERTIFICATE	19

SCHEDULE A FAIRNESS OPINION OF CREDIT SUISSE FIRST BOSTON LLC	A-1

DIRECTORS’ CIRCULAR

      This Directors’ Circular is issued by the Board of Directors (the “Board”) of Silent Witness Enterprises Ltd. (the “Company” or “Silent Witness”) in connection with the offer dated October 28, 2003 (the “Offer”) by SW Acquisition Inc. (the “Offeror”), a corporation incorporated under the laws of British Columbia and an indirect wholly-owned subsidiary of Honeywell International Inc. (“Honeywell”), to purchase all of the issued and outstanding common shares and associated share purchase rights under the Company’s Shareholder Rights Plan (the “Common Shares”) in the capital of the Company at a price of Cdn. $11.27 in cash per Common Share.

      The Offer will be open for acceptance until 4:30 p.m. (Vancouver time) (the “Expiry Time”) on December 3, 2003 (the “Expiry Date”), unless extended or withdrawn.

      The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, the Company and the Offeror are set out in the Offer, the Offering Circular (the “Circular” and, together with the Offer, the “Offer and Circular”) which accompanies and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery which accompany the Offer, all of which are being sent by the Offeror to shareholders of the Company. Shareholders are encouraged to review these documents carefully and, where appropriate, to consult with their financial or other professional advisors.

      All capitalized words not otherwise defined herein have the meanings respectively ascribed thereto in the Offer and Circular, unless the context otherwise requires.

      All currency amounts in this Directors’ Circular are expressed in Canadian dollars, unless otherwise indicated.

      All information pertaining to the directors and officers of the Company has been provided by such persons.

RECOMMENDATION OF THE BOARD

The Board, for the reasons set out in this Directors’ Circular, unanimously recommends that holders of Common Shares ACCEPT the Offer and DEPOSIT their Common Shares to the Offer.

REASONS FOR RECOMMENDATION

      The Board has reviewed and considered the Offer and has received the benefit of advice from the financial and legal advisors to the Company. The Board has concluded that the Offer is fair to the Shareholders. In reaching its decision to recommend the acceptance of the Offer, the Board considered a number of factors, including the following:

(a)	Premium Over Market Price — the opportunity for Shareholders to receive as cash consideration under the Offer a significant premium to the trading prices of the Common Shares on The Toronto Stock Exchange and NASDAQ Stock Market prior to the public announcement of the Offer and over the last eighteen months;

(b)	Prospects and Risks Facing the Company — the uncertainty of the Company being able to realize a higher price for its Common Shares over the near to intermediate term were it to remain independent given the turbulent and competitive marketplace, compared with the certainty of value available under the Offer;

(c)	Fairness Opinion — the opinion (the “Fairness Opinion”) of Credit Suisse First Boston LLC (“CSFB”), the financial advisor to the Company, dated October 10, 2003 and reproduced herein as Schedule A hereto, to the Board to the effect that, as of such date and based upon and subject to the matters described in its opinion, that the consideration to be received by the holders of Common Shares in the Offer is fair to such holders, other than Honeywell and its affiliates and the Depositing Shareholders, from a financial point of view;

(d)	Liquidity — the liquidity afforded to Shareholders by the all-cash consideration payable under the Offer;

(e)	Ability to Respond to Superior Proposals — the flexibility retained by the Company under the terms of the Support Agreement entered into between Silent Witness, the Offeror and Honeywell to, among other things, engage in discussions or negotiations with and to provide information to, a third party who may wish to make a Superior Proposal, subject to the terms and conditions of the Support Agreement. See “Support Agreement”; and

(f)	Deposit Agreements of Key Officers and Associate — Mr. Rob Bakshi, the President, Chief Executive Officer and Chairman of the Company, his spouse, and Mr. Tom Gill, Chief Operating Officer of the Company, have agreed with Honeywell under the Deposit Agreements to deposit under the Offer all of the Common Shares beneficially owned by them (including any Common Shares issuable upon the exercise of stock options), provided that those Common Shares may be withdrawn in the circumstances described in the Deposit Agreement. See “Deposit Agreements”.

BACKGROUND TO THE OFFER

      The Company operates primarily as a manufacturer of products for use in the closed circuit television (“CCTV”) security and surveillance business. Historically that business had been characterized as having a relatively large number of participants, including manufacturers, suppliers, dealers and installers servicing the many different segments of the business, including industrial, institutional, retail, mobile and residential end-users. However, in recent years, the business has become increasingly competitive and a significant consolidation trend has emerged in the CCTV security and surveillance markets. In part, this trend has been driven by continuing advances in technology, making it challenging for smaller participants, such as the Company, to maintain a competitive advantage relative to emerging larger and more integrated competitors. Earlier this year, the Company undertook an examination of its competitive strengths and weaknesses within the current marketplace. That examination led senior management of the Company to conclude that it needed to explore whether there were opportunities for the Company within this consolidation trend which might be beneficial to the Company and its shareholders or whether the Company should remain independent.

      In the spring and early summer of 2003, senior management of the Company held a number of informal meetings and discussions with several companies involved in this consolidation trend. Out of these discussions, management determined that there were likely several opportunities for the Company to participate in this trend which could be in the best interests of the Company and its shareholders. Management presented these proposals to the Board on July 31, 2003 at which time the Board approved a plan to further investigate the opportunities that might exist for the Company. Given the potential conflicts of interest facing the Company’s management personnel in relation to such opportunities, the Board resolved to establish a special committee (the “Special Committee”) made up of all of the directors of the Company other than Mr. Rob Bakshi, President, Chief Executive Officer and Chairman of the Company, which Committee would supervise and oversee that process and ultimately recommend the course of action to be followed by the Company. The Board of Directors of the Company decided to retain CSFB as financial advisor.

      In the summer of 2003, with the assistance of CSFB, the Company initiated confidential discussions with a limited number of parties known to CSFB or the Company as being potentially interested in growing their CCTV business and capable of carrying out a significant transaction with the Company. Each of these parties were requested to sign a comprehensive confidentiality agreement, including a “standstill” provision precluding them from purchasing shares of the Company.

      With the assistance of CSFB and the Company’s legal counsel, McCarthy Tétrault LLP of Vancouver, B.C., the Company established a “data room” to allow prospective bidders to conduct further due diligence investigations of the Company and a process for soliciting and accepting proposals from interested parties. Over the following weeks, the Company and CSFB made numerous introductions and provided information to prospective bidders as they conducted their review of the data room materials made available by the Company.

      On October 1, 2003, Honeywell presented an offer to the Company, subject to certain conditions, to purchase all of the outstanding Common Shares of the Company at a significant premium to the prevailing trading price by way of a public take-over bid. Following discussions with Honeywell regarding the terms of its offer, on October 3, 2003 the Special Committee met and directed management of the Company and its financial and legal advisors to pursue further discussions and negotiations with Honeywell to determine if a definitive binding agreement could be reached.

      Representatives of Silent Witness and Honeywell conducted negotiations of the terms and conditions of a potential transaction, Honeywell engaged in further due diligence review of the Company, and on October 10, 2003, Silent Witness, the Offeror and Honeywell entered into an agreement (the “Support Agreement”) under which Honeywell agreed to cause the Offeror to make the Offer to purchase all of the outstanding Common Shares at a price of $11.27 per share and Silent Witness agreed to recommend that Offer to its Shareholders.

      Also on October 10, 2003, Mr. Rob Bakshi, the President, Chief Executive Officer and Chairman of the Company, his spouse, and Mr. Tom Gill, the Chief Operating Officer of the Company (the “Depositing Shareholders”) and

Honeywell entered into agreements (the “Deposit Agreements”) under which the Depositing Shareholders agreed to deposit or cause to be deposited under the Offer, and not withdraw, except in the circumstances described in the Deposit Agreement, all of the Common Shares beneficially owned by them.

DELIBERATIONS OF THE SPECIAL COMMITTEE AND RESPONSE OF THE BOARD

Deliberations of the Special Committee

      The mandate of the Special Committee included, among other things, reviewing and considering the terms of the Offer and any agreements ancillary to the Offer and reporting to and making such recommendations to the Board with respect to the Offer as the Special Committee considered necessary or desirable.

      The Special Committee undertook deliberate and full consideration of matters leading up to finalization of the definitive terms of the Offer, the Support Agreement and the Deposit Agreements and obtained the advice of financial and legal advisors for such purpose. The Special Committee met as a committee 10 times during the period from its constitution on July 31, 2003 to October 24, 2003, the date of the approval of this Directors’ Circular. Members of the Company’s senior management attended at various meetings to assist the Special Committee with respect to specific issues. In addition, apart from meeting as a committee, members of the Special Committee reviewed and considered relevant data and documents and discussed matters arising out of their review among themselves and with the advisors to the Special Committee.

      McCarthy Tétrault LLP provided legal advice to the Special Committee regarding its responsibilities and duties and the conduct of its affairs and in negotiating, reviewing and settling the terms of the Support Agreement.

      At meetings of the Special Committee and the Board of Directors of the Company on October 10, 2003, CSFB reviewed its financial analyses relating to the consideration to be received in the Offer, and rendered to the Board an oral opinion (confirmed by delivery of its written opinion dated October 10, 2003) to the effect that, as of that date and based upon and subject to the matters described in its opinion, the consideration to be received by the holders of Common Shares in the Offer is fair to such holders, other than Honeywell and its affiliates and the Depositing Shareholders, from a financial point of view. The Fairness Opinion is summarized under “The Fairness Opinion” and is attached as Schedule A to this Directors’ Circular.

      In the course of its deliberations, the Special Committee, with the assistance of management and its advisors, reviewed, discussed and considered a number of other matters, including: (i) current and expected industry, economic and market conditions and trends affecting the CCTV security and surveillance industry; (ii) strategic alternatives available to the Company, including the risks and uncertainties associated with these alternatives; (iii) the likelihood of competing offers or alternative transactions with another party emerging; (iv) the uncertainty of the Company being able to realize a higher price for its Common Shares over the near to intermediate term were it to remain independent given the turbulent and competitive marketplace, compared with the certainty of value available under the Offer; (v) the expected likelihood of receiving any necessary regulatory approvals for the Offer and the probability of the other conditions of the Offer being satisfied; (vi) historical market prices, trading patterns and other trading information with respect to the Common Shares; (vii) the advantages and disadvantages to Shareholders, other than the Depositing Shareholders, of accepting the Offer; and (viii) Honeywell’s proposal and the conditions of the Offer, including the proposed arrangements with Messrs. Bakshi and Gill who are senior officers and/or directors of the Company and who have agreed to terms of employment offer letters with Honeywell and the terms of the compensation and other benefits to be provided for under these employment offers. The members of the Special Committee also reviewed drafts and the final versions of the Offer and Circular and this Directors’ Circular.

The Fairness Opinion

      CSFB has delivered its written opinion, dated as of October 10, 2003 and addressed to the Company’s Board of Directors, to the effect that, as of that date and based upon and subject to the matters described in its written opinion, the consideration to be received by the holders of Common Shares in the Offer is fair to such holders, other than Honeywell and its affiliates and the Depositing Shareholders, from a financial point of view. The full text of the Fairness Opinion is reproduced as Schedule A to this Directors’ Circular and sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CSFB. Shareholders are urged to read the Fairness Opinion in its entirety. References to the Fairness Opinion in this document are qualified in their entirety by reference to the full text of the Fairness Opinion. The Fairness Opinion is not intended to constitute, and does not constitute, a recommendation to any Shareholder as to whether such Shareholder should tender Common

Shares into the Offer or as to how any Shareholder should vote or act on any other matter relating to the transactions contemplated by the Support Agreement.

      CSFB has acted as financial advisor to the Company in connection with the evaluation of proposals to acquire the Company, including the Offer and the transactions contemplated by the Support Agreement and will receive a fee for its services, a substantial portion of which is contingent upon the consummation of the Offer. The Company also has agreed to reimburse CSFB for its expenses, including fees and expenses of its legal counsel, and to indemnify CSFB and certain related parties in certain circumstances against certain liabilities.

      CSFB is an internationally recognized investment banking firm and is regularly engaged in a broad range of investment banking and financial advisory activities, including activities relating to corporate finance, mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements. In the ordinary course of business, each of CSFB and its affiliates may actively trade or hold the securities of the Company and Honeywell for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Recommendation of the Special Committee

      On October 10, 2003 the Special Committee met to consider the proposed Offer to purchase all of the outstanding Common Shares at a price of $11.27 per share. The Special Committee concluded that the Offer is fair to the Shareholders and in the best interests of the Company and the Shareholders, and, at a meeting of the Board held following the Special Committee meeting, unanimously recommended to the Board that the Board should recommend acceptance of the Offer by Shareholders.

      In arriving at its conclusions and in formulating its recommendation, the Special Committee considered fully all of the matters referred to under “Reasons for Recommendation” and “Deliberations of the Special Committee”.

      The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee. In view of the variety of factors considered, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign any relative or specific weights to the factors considered in reaching its determination and recommendation. In addition, individual members of the Special Committee may have given differing weights to different factors. After considering all of the different factors, the Special Committee was unanimous in its recommendation to the Board.

Recommendation of the Board of Directors

      After considering the recommendation of the Special Committee and advice from the financial and legal advisors to the Company, together with the reasons for recommendation described under “Reasons for Recommendation”, the Board, at its meeting held on October 10, 2003, unanimously resolved to accept the recommendations and conclusions of the Special Committee, to recommend to Shareholders that they accept the Offer, and to approve and authorize the Company to enter into the Support Agreement.

      Shareholders should consider the terms of the Offer carefully and should come to their own decision as to whether to accept the Offer. Shareholders who are in doubt as to how to deal with the Offer should consult their investment or other professional advisors.

SUPPORT AGREEMENT

      On October 10, 2003 Honeywell, the Offeror and the Company entered into the Support Agreement in which the Offeror and Honeywell have agreed to make the Offer to acquire all of the outstanding Common Shares of the Company at $11.27 per share in cash. A summary of the Support Agreement is set out below. In the Support Agreement, the Company represented to Honeywell and the Offeror that the Board, upon consultation with its advisors, had unanimously determined that the Offer is fair to the holders of Common Shares and is in the best interests of the Company and the Shareholders and had unanimously approved the Support Agreement and resolved to recommend that Shareholders accept the Offer, provided that the Offer does not differ in any material respects from the terms and conditions of the Offer as contemplated in the Support Agreement.

No Solicitation

      Under the Support Agreement, the Company has agreed that it shall, and shall cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any “Competing Proposal” (defined below). Except as expressly contemplated by the Support Agreement, the Company will not, and will not permit any of its subsidiaries to, directly or indirectly, through the officers, directors, employees, financial advisors, attorneys, accountants, consultants or other agents or advisors of the Company and its subsidiaries, directly or indirectly solicit, initiate or knowingly encourage the submission of any Competing Proposal; provided that, subject to the Company’s obligations in the Support Agreement to notify Honeywell as hereafter described, nothing shall prevent the Company from engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to holders of Common Shares, an unsolicited bona fide Competing Proposal if the Board has determined in good faith, after consultation with and receiving advice from legal counsel and the Company’s financial advisors, that such proposal may constitute or lead to a “Superior Proposal” (defined below) or that such action is otherwise required by reason of the fiduciary duties of the directors of the Company under applicable law.

      The Company has also agreed to notify Honeywell promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Competing Proposal on or after the date of the Support Agreement, or of any request (other than in the ordinary course of business and whether or not related to a Competing Proposal) for confidential, non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries. The Company shall provide such notice orally and in writing and shall identify the person making, and the terms and conditions of, any such Competing Proposal, indication or request.

      The foregoing will not preclude the Company or its officers and Board from responding, within the time and manner required by applicable laws, to any take over bid or tender or exchange offer made for the Common Shares and nothing in the Support Agreement shall be interpreted to extend to acts or omissions of any person acting in his capacity as a director or officer of the Company or otherwise to fetter the proper exercise of discretion by such person.

      In the event that, prior to the Offeror taking up and paying for Common Shares deposited under the Offer,

(a)	a Competing Proposal is proposed, offered or made to the holders of Common Shares or to the Company which is a Superior Proposal, if the Company complies with its non-solicitation obligations under the Support Agreement and the Offeror does not, within 48 hours (excluding Saturdays, Sundays, holidays, November 27, 2003 and November 28, 2003) of receipt of notice from the Company that the Board has determined that the Competing Proposal is a Superior Proposal, agree to amend the Support Agreement and the Offer to increase the consideration offered under the Offer to an amount having a value at least equal to the value of the consideration offered under the Superior Proposal; or

(b)	the Offeror or Honeywell is in material breach or default of any of its agreements, covenants, representations or warranties contained in the Support Agreement,

the Board may withdraw, modify or change any recommendation regarding the Offer.

      As used in the Support Agreement, a “Competing Proposal” does not include the Offer but means:

(i)	the possible acquisition of, or business combination with, the Company or any of its subsidiaries (whether by way of merger, amalgamation, arrangement, consolidation, take-over bid, tender offer, purchase of shares, purchase of assets or otherwise);

(ii)	the possible acquisition of any material portion of the shares or assets of the Company or any of its subsidiaries;

(iii)	any take-over bid, tender offer, stock exchange take-over bid or other purchase or acquisition of equity securities of the Company that, if consummated, would result in any person beneficially owning 50% or more of any class of equity securities of the Company; or

(iv)	any other transaction, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the Offer.

      A “Superior Proposal” means a bona fide Competing Proposal which is determined by the Board in good faith by majority vote of its members, after consultation with the Company’s financial advisors, to be one which would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of the Common Shares than the Offer with a value of not less than $0.50 per share in excess of the value of the Offer or, if applicable, any amended Offer by the Offeror. For the purpose of the Support Agreement, the value of any non-cash consideration proposed to be paid, delivered or issued under any Superior Proposal or by the Offeror (unless the consideration proposed to be paid, delivered or issued by the Offeror includes an all cash option in which case the Offer shall be valued on a per share basis as such cash consideration) shall be determined by the Board (having consulted any financial advisor of the Company or obtained other independent financial advice), acting reasonably.

Fees and Expenses

      Provided that the Offeror and Honeywell are not in material default of their obligations under the Support Agreement, if at any time after the execution of the Support Agreement:

(a)	the Board has withdrawn, redefined or changed any of its recommendations or determinations as set forth in the Support Agreement in a manner adverse to the Offeror or shall have resolved to do so prior to the expiry of the period during which Common Shares may be deposited under the Offer;

(b)	the Board shall have failed to reaffirm its recommendation of the Offer by press statement within five full business days after the public announcement or commencement of any Competing Proposal (or, in the event that the Offer shall be scheduled to expire within such five business days, prior to the scheduled expiry of the Offer);

(c)	the Board shall have recommended that holders of Common Shares accept, or vote in favour of, a Competing Proposal;

(d)	a Competing Proposal has been made and publicly announced by a “Competing Proposal Offeror” (defined below), prior to the expiry time of the Offer and not withdrawn at least five days prior to the expiry time of the Offer, and the Offer is not completed as a result of the Minimum Condition not being satisfied and more than 20% of the outstanding Common Shares (on a non-diluted basis) are acquired under such Competing Proposal;

(e)	the Company consummates a Competing Proposal with the Competing Proposal Offeror, or a person acting jointly or in concert with the Competing Proposal Offeror (within the meaning of that expression as used in applicable laws) prior to the expiration of 270 days following termination of the Support Agreement;

(f)	the Competing Proposal Offeror, together with persons acting jointly or in concert with the Competing Proposal Offeror, acquires sufficient Common Shares of the Company that, together with their currently held Common Shares, would constitute control of the Company, prior to the expiration of 270 days following termination of the Support Agreement;

(g)	the Company enters into a definitive agreement with respect to a Competing Proposal with any third party (which, for greater certainty, will not include a confidentiality and standstill agreement), prior to the expiration of 180 days following the termination of the Support Agreement, and thereafter consummates such Competing Proposal, provided that the fee described herein shall not be payable in the event of a termination of the Support Agreement under this clause (g) following the non-satisfaction of any of paragraphs (a), (b), (c), (d), (i) or (k) of Section 4 of the Offer unless such condition was not satisfied as a result of any action (or failure to take any action) by the Company or its subsidiaries;

(h)	the Support Agreement is terminated by the Company if the Board authorizes the Company, subject to complying with the terms of the Support Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company so notifies Honeywell in writing, and the Company concurrently with such termination pays the fees required to be paid to Honeywell as herein described; or

(i)	the Company fails to comply with or breaches any covenant made in the Support Agreement or any representation or warranty of the Company in the Support Agreement is untrue, which failure, breach or misrepresentation, if not cured, would be reasonably likely to be “Materially Adverse” (defined below) to the Company or reasonably likely to prevent the Offeror from proceeding with the Offer or impose material limitations or conditions on the purchase by or sale to the Offeror of the Common Shares under the Offer or the right of the Offeror to own or exercise full rights of ownership of the Common Shares or the Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, and which is not curable or, if curable, is not cured within the later of (x) two business days after notice of such failure, breach or misrepresentation has been given by the Offeror to the Company and (y) the satisfaction of all conditions of the Offer not related to such failure, breach or misrepresentation, then the Company shall pay to Honeywell the sum of $3.52 million as liquidated damages. Such payment will be due (A) in the case of an event specified in clause (a), (b), (c) and (i) within five business days after such event, (B) in the case of an event specified in clause (h), at the time of the termination of the Support Agreement by the Company; or (C) in the case of an event specified in clause (d), (e), (f) or (g) on the day of consummation of the transaction referred to therein.

      As used in the Support Agreement, “Competing Proposal Offeror” means any person, other than the Offeror, Honeywell, or any affiliate of Honeywell that, prior to the expiry time of the Offer, has made and publicly announced a Competing Proposal that is not withdrawn at least five days prior to the expiry time of the Offer. “Materially Adverse” means, with respect to a person, circumstance, term, asset, agreement, obligation, liability, covenant, sale, disposition, expenditure, event, change, compliance, breach, violation, default or other action, occurrence or effect (collectively, a “fact”) that is or would reasonably be expected to be material and adverse to the condition of that person and its subsidiaries, taken as a whole, provided that, for all purposes of this Agreement, a fact shall be deemed not to be Materially Adverse to a person unless the effect of such fact is or would reasonably be expected to be, or, in the case of any fact described in the representations and warranties of the parties, is, or would reasonably be expected to be, when combined with any other fact described in such representations and warranties (without duplication), material and adverse to the condition of such person and its subsidiaries, taken as a whole, and provided for greater certainty that a fact shall not be deemed to be Materially Adverse if it consists of, or results from, any change, effect, event, circumstance, action or occurrence (i) in or relating to the Canadian or United States economy or financial, credit or securities markets in general including, without limitation, any reduction in major markets indices, (ii) in or relating to currency exchange rates, (iii) in or relating to the industries in which the Company or Honeywell operates or the markets for any of the Company’s or Honeywell’s products or services in general, (iv) reasonably attributable to the announcement of the Offer and anticipated closing thereof, (v) in or relating to the trading price of the Common Shares, or (vi) in or relating to Canadian or United States generally accepted accounting principles or regulatory accounting requirements.

Termination

      The Support Agreement may be terminated by notice in writing at any time prior to the Offeror taking up and paying for Common Shares under the Offer in the following circumstances:

(a)	by mutual agreement in writing executed by the Offeror, Honeywell and the Company;

(b)	by either of the Offeror or the Company:

(i)	after January 31, 2004 if the Offeror has commenced the Offer in accordance with the Support Agreement but the Offeror has not purchased any Common Shares pursuant to the Offer (provided that, in the event of termination by a party, such party is not in violation of the terms of the Support Agreement or the Offer); or

(ii)	if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Offer shall have become final and non-appealable;

(c)	by the Offeror:

(i)	if the Minimum Condition or any other condition of the Offer is not satisfied or waived at the expiry time of the Offer (as the same may be extended) and the Offeror in its sole discretion shall not elect to waive such condition or extend the Offer and the Offeror and Honeywell are not in material breach of their obligations under the Support Agreement or under the Offer;

(ii)	at any time if the Company is in default of any material obligation under the Support Agreement or any representation or warranty of the Company under the Support Agreement is untrue in any material respect and which is not curable or, if curable, is not cured within the later of (x) two business days after notice of such default has been given by the Offeror to the Company and (y) the satisfaction of all conditions of the Offer not related to such default; or

(iii)	if the Board (x) withdraws or changes its recommendation of the Offer as set forth in the Support Agreement in a manner that has substantially the same effect as a withdrawal or (y) recommends that holders of Common Shares accept, or vote in favour of, a transaction that constitutes a Superior Proposal;

(d)	by the Company if:

(i)	the Offeror does not commence the Offer no later than October 28, 2003 except if such failure is due to (A) a breach of the Support Agreement by the Company or (B) a material delay in performance of the Company’s obligations under the Support Agreement;

(ii)	prior to the purchase, taking-up or payment of Common Shares pursuant to the Offer, in accordance with the terms of the Support Agreement and the Offer, if the Offeror or Honeywell is in default of any material obligation under the Support Agreement or any representation or warranty of the Offeror or Honeywell under the Support Agreement is untrue in any material respect and which is not curable or, if curable, is not cured within the later of (x) two business days after notice of such breach has been given by the Company to Honeywell and (y) the satisfaction of all conditions to the Offer not related to such breach; or

(iii)	the Board authorizes the Company, subject to complying with the terms of the Support Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company so notifies Honeywell in writing, and the Company, concurrently with such termination pursuant to this clause pays the fees required to be paid to Honeywell as described above.

      If the Support Agreement is terminated in accordance with the foregoing provisions, except for the termination fee payment obligations of the Company, no party shall have any liability or obligation to any other party, provided that nothing will relieve the Offeror or Honeywell in any way from liability or damages incurred or suffered by the Company as a result of a breach by the Offeror or Honeywell of their obligations in the Support Agreements or prejudice the rights of the Company as a result of such breach.

Conditions of Offer

      The Support Agreement provides that the obligations of the Offeror to take up and pay for Common Shares will be subject to the satisfaction or waiver of the certain conditions (the “Bid Conditions”) set out in the Offer and Circular.

      The Support Agreement provides that the Offeror and Honeywell may, in their discretion, modify or waive any term or condition of the Offer, provided that they may not, without the consent of the Company: (a) increase the number or percentage of Common Shares required to satisfy the Minimum Condition or decrease the number or percentage below 50% of the outstanding Common Shares, decrease the consideration per Common Share payable under the Offer, change the form of consideration payable under the Offer (other than to add additional consideration) or decrease the number of Common Shares sought under the Offer; (b) impose additional material conditions to the Offer; (c) in the event all the Bid Conditions are satisfied or waived, extend the period during which Common Shares may be deposited under the Offer without taking up and paying for Common Shares validly deposited thereunder and not withdrawn except as required by applicable law; or (d) modify or amend the Offer or any terms thereof in any manner adverse to the holders of Common Shares.

      The obligations of the Offeror and Honeywell to commence the Offer were conditional on the prior satisfaction or waiver of certain pre-conditions, which have been satisfied or waived by the Offeror and Honeywell or the Company, as the case may be.

Restrictive Covenants

      The Support Agreement also contains customary negative and positive covenants by the Company. Among other things, the Company has agreed that until the time the Offeror takes up and pays for Common Shares under the Offer or the expiry, termination or withdrawal of the Offer, except as consented to or approved by Honeywell or as otherwise expressly contemplated or permitted by the Support Agreement, the Company will:

(a)	carry on its business and cause each of its subsidiaries to carry on its business in the ordinary course consistent with past practice; advise Honeywell of any change in the financial condition, operations, business or capital of the Company or any subsidiaries that is Materially Adverse or any withdrawal or change that has substantially the same effect as a withdrawal of the recommendation or approval of any member of the Board with respect to the determinations set forth in the Support Agreement; use its best efforts to maintain insurance policies; use commercially reasonable efforts to preserve the business organizations and goodwill of the Company and its subsidiaries, keep available the services of officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others with whom it has business relationships; pay material accounts payable and other material obligations, including insurance premiums and taxes, in the ordinary course, consistent with past practice, except for those contested in good faith after consultation with Honeywell; make, prepare and file all required tax returns; comply with all applicable securities laws; and permit Honeywell access to the Company’s premises, books and records and properties and assets and provide Honeywell financial and operating information; and

(b)	not take certain specified actions, including altering any of the provisions of the constating documents of the Company; consolidating, subdividing, reclassifying, altering or reducing its share capital in any way or repurchase, redeem or otherwise acquire any of its shares; issuing, reissuing or selling any shares or granting or amending options, rights or warrants to subscribe for or acquire shares or securities convertible or exchangeable into or for shares; declaring or paying any dividends, including for the purpose of effecting a share subdivision or making any payment or distribution with respect to its shares; purchase or otherwise acquire or sell, transfer, lease, exchange or otherwise dispose of any material assets or material properties other than in the ordinary course of business consistent with past practice; incur or become liable upon additional indebtedness; mortgage or encumber property or assets; grant or agree to pay bonuses, salary increases, severance or termination pay or enter into or modify employment, retention, change of control, collective bargaining, bonus, incentive compensation or other compensation or benefit plans, policies, agreements, trusts, funds, entitlements or arrangements with, for or in respect of, any director or officer or increase any benefits or any consideration payable under any benefit plan, policy, agreement, trust, fund, arrangement or welfare plan for the benefit of any employees; or enter into or modify in any material respect any material contract or agreement.

Reconstitution of the Board and Indemnification

      The Support Agreement provides that promptly upon the purchase by the Offeror pursuant to the Offer of such number of Common Shares which, together with the Common Shares held by or on behalf of the Offeror and Honeywell, represents at least a majority of the outstanding Common Shares, and from time to time thereafter, the Offeror shall be entitled to designate such number of directors of the Board and any committees thereof (rounded up to the next whole number of directors) as is proportionate (determined after giving effect to the directors to be appointed or elected) to the percentage of outstanding Common Shares beneficially owned by or on behalf of the Offeror and Honeywell, and the Company shall not frustrate the Offeror’s attempts to do so and shall cooperate with the Offeror to enable the Offeror’s designees to be elected or appointed to the Board, including, without limitation, at the request of the Offeror, by using its best efforts to increase the number of directors comprising the Board and/or securing the resignations of such number of directors as is necessary to cause the Offeror’s designees to be so elected or appointed to the Board.

      In addition, under the Support Agreement the Offeror has agreed that all rights to indemnification or exculpation now existing in favour of the directors or officers of the Company or of any subsidiary as provided in the Company’s articles or by-laws or in any indemnification agreement, made in accordance with applicable laws, in existence on the date of the Support Agreement will survive the Offer and any Subsequent Acquisition Transaction and shall continue in full force and effect for a period of not less than the limitation period applicable under the statutes of limitation applicable to such matters. For a period of six years after the date the Offeror takes up and pays for Common Shares under the Offer, the Offeror has agreed to cause to be maintained in effect for all present and former directors and officers of the Company, “run-off” coverage under directors’ and officers’ liability insurance policies with respect to claims arising from facts or events that occurred prior to the date of their resignations.

Representations, Warranties and Other Provisions

      The Support Agreement contains various representations and warranties of the Company customary in similar transactions including those relating to the Board’s approval of the Offer and the Support Agreement and determination of the fairness of the Offer, the Company’s corporate status and authority to enter into the Support Agreement, the Company’s capitalization, the absence of conflict with any law or material agreements to which the Company or its subsidiaries is a party or which it is subject to and required regulatory approvals. The representations and warranties also address various matters relating to the business, operations and properties of the Company and its subsidiaries.

      The Support Agreement also contains representations and warranties of the Offeror and Honeywell customary in similar transactions including those relating to Honeywell’s and the Offeror’s corporate status and authority to enter into the Support Agreement, the absence of conflict with any law or material agreement to which Honeywell or the Offeror is a party or which it is subject to, required regulatory approvals, the availability of financing sufficient to pay for securities under the Offer and the absence of undisclosed litigation that could prevent, hinder or materially delay the consummation of the transactions. The Support Agreement also provides for various customary covenants by Honeywell to comply with all applicable laws when making the Offer and to work towards successful completion of the Offer.

      The Offeror and Honeywell have agreed that after the Offeror takes up and pays for Common Shares under the Offer, the Offeror and Honeywell shall cause the Company and any successor of the Company to agree to honour and comply with the terms of all existing employment and severance agreements and policies to which the Company is subject or by which it is bound, as the same may be amended or modified as permitted under the Support Agreement.

DEPOSIT AGREEMENTS

      Concurrently with the execution of the Support Agreement, Honeywell entered into three separate Deposit Agreements with the Depositing Shareholders. Pursuant to the Deposit Agreements, each Depositing Shareholder has agreed to deposit under the Offer: (i) all Common Shares that are presently owned directly or indirectly by such Depositing Shareholder; (ii) all Common Shares, if any, issued upon the exercise of certain stock options or any other rights convertible or exercisable for Common Shares held by the Depositing Shareholder, and (iii) any Common Shares subsequently acquired by the Depositing Shareholder. As of October 10, 2003, Mr. Bakshi held 274,836 Common Shares and options to purchase 312,500 Common Shares, Mrs. Bakshi held 256,654 Common Shares and Mr. Gill held 81,700 Common Shares and 33,750 Share Appreciation Rights exercisable to receive a cash payment based on the prevailing trading price of the Common Shares or the right to receive Common Shares having equivalent value. Pursuant to the Deposit Agreement, Mr. Gill has agreed to exercise all Share Appreciation Rights for cash.

      The Depositing Shareholders have also granted Honeywell an irrevocable proxy to vote each Depositing Shareholder’s Common Shares in furtherance of such shareholder’s obligations under his or her respective Deposit Agreement and the Company’s obligations under the Support Agreement during the term of the respective Deposit Agreement.

      The Deposit Agreement with Messrs. Bakshi and Gill also contemplate that, immediately upon the consummation of the acquisition by Honeywell and the Offeror under the Offer, Messrs. Bakshi and Gill will execute offer letters regarding their employment by Honeywell, including certain non-competition and non-solicitation covenants.

      The Deposit Agreements also provide, among other things, that each Depositing Shareholder: (i) will notify the Offeror within 24 hours of becoming aware of a proposal which, if made in writing, could constitute a Competing Proposal including the identity of any prospective offeror and the person making the Competing Proposal; (ii) will not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey the Depositing Shareholder’s Common Shares, or any right or interest therein (legal or equitable), to any person, equity or group or agree to do any of the foregoing; (iii) will not grant or agree to grant any proxy or other right to vote the Depositing Shareholder’s Common Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Depositing Shareholder’s Common Shares; (iv) will exercise the voting rights attaching to the Depositing Shareholder’s Common Shares and otherwise use its best efforts to cause the Company to comply with its obligations under the Support Agreement; (v) will not purchase or obtain or enter into any agreement or right to purchase any additional Common Shares; (vi) if applicable, will resign as a director of the Company effective at the time and in the manner requested by Honeywell, after the Offeror takes up and pays for the Depositing Shareholder’s Common Shares; and (vii) will not take, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative of his to take, any action of any kind, indirectly or directly, to oppose, frustrate or delay the take up and payment of the Common Shares deposited under the Offer or the completion of the Offer, including but not limited to any action to solicit, initiate, knowingly assist or knowingly encourage inquiries, submissions, proposals or offers from any other person, entity or group, and will cease immediately and not continue in any discussions or negotiations the Depositing Shareholder is carrying on regarding, or furnish to any other person, entity or group, any confidential, non-public information with respect to, any Competing Proposal. Notwithstanding the foregoing, nothing contained in the Deposit Agreements shall: (i) prevent a Depositing Shareholder, in his capacity as a director or officer of the Company, if applicable, from engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to holders of Common Shares, an unsolicited bona fide Competing Proposal if the Board of the Company has determined in good faith that such proposal may constitute or lead to a Superior Proposal or that such action is otherwise required by reason of fiduciary duties of directors of the Company under applicable law, or (ii) preclude the Depositing Shareholder, in his capacity as a director or officer of the Company, from responding, within the time and manner required by the applicable laws, to any take-over bid or any business combination or similar transaction involving the Company or any of its subsidiaries or assets or tender or exchange offer made for the Common Shares.

      The Deposit Agreements permit the Depositing Shareholders to withdraw shares deposited under the Offer in certain circumstances, including the following:

(a)	in the event that the Offer is not extended in accordance with the Support Agreement and the Offeror does not take up and pay for the deposited Common Shares on or before (i) January 31, 2004, or (ii) the end of the tenth day following the expiry of the Offer; or

(b)	a Superior Proposal is made, the Board has either withdrawn its recommendation of the Offer or recommended acceptance of the Superior Proposal, and (i) the Offeror has not amended the Offer to increase the consideration to be paid to the holders of Common Shares pursuant to the Offer within the time periods specified by the Support Agreement to an amount having a value at least equal to the value of the consideration offered under the Superior Proposal, and (ii) the break fee specified in the Support Agreement has been paid to Honeywell as specified therein.

      The Depositing Shareholders, when not in material default in performance of their obligations under the Deposit Agreements, may terminate the Deposit Agreements in certain circumstances, including the following:

(a)	the Offer has not been made within the time and upon the terms as provided for in the Support Agreement;

(b)	the Offer does not substantially conform with, or, subject to the provisions of the Deposit Agreement, is modified in a manner so as not to conform with, the description in the Support Agreement or the provisions of the Deposit Agreements;

(c)	Common Shares deposited under the Offer (including the Depositing Shareholders’ Shares) have not, for any reason whatsoever, been taken up and paid for on or before the end of the tenth day following the expiry of the Offer;

(d)	the Offer is abandoned by the Offeror (which shall be conclusively evidenced by the Offeror issuing a press release or otherwise publicly disclosing or announcing that the Offer is withdrawn); or

(e)	after January 31, 2004 if the Offeror has not purchased any Common Shares pursuant to the Offer, otherwise than as a result of the material breach by the Depositing Shareholders of any material covenant or obligation under the Deposit Agreement or as a result of any representation or warranty of the Depositing Shareholders in the Deposit Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror’s take up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for the Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Deposit Agreement shall not be terminated by the Depositing Shareholder pursuant to this provision until the earlier of (A) March 31, 2004 and (B) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; and

(f)	the Support Agreement is terminated in accordance with its terms.

SHARE CAPITAL OF THE COMPANY

      The authorized capital of the Company consists of 100,000,000 Common Shares and 10,000,000 Preference Shares. As at October 10, 2003, there were 7,468,541 issued and outstanding Common Shares (excluding Common Shares which have been purchased and not cancelled and are held by the Company), as well as options to purchase 427,000 Common Shares outstanding under the Company’s Long Term Share Compensation Plan. The Company holds 549,900 Common Shares previously repurchased under its Normal Course Issuer Bids, which Common Shares have not been cancelled.

      The outstanding Common Shares are listed and posted for trading on The Toronto Stock Exchange and on NASDAQ Small Cap Market.

LONG TERM SHARE COMPENSATION PLAN

      Pursuant to the terms of its Long Term Share Compensation Plan, the Company has granted options and share appreciation rights (SARs) to directors, officers and employees of the Company. As at October 10, 2003, the Company had outstanding stock options entitling the holders thereof to purchase an aggregate of 427,000 Common Shares at prices ranging from $1.36 to $12.25 per Common Share and 164,416 outstanding SARs entitling the holders to exercise and receive a cash payment (or Common Shares having an equivalent value) representing the difference between the market price at the time of exercise and the base price for the relevant SAR. The relevant base price of such SARs range from $4.79 to $12.25. The terms of the Company’s Long Term Share Compensation Plan (and predecessor plan) provide that if a take-over bid is made for the Common Shares, the options and SARs, despite their normal vesting conditions, will vest on an accelerated basis. The Board has ratified the accelerated vesting of all options and SARs to the time immediately prior to the completion of the Offer.

      In addition, the Company intends to offer holders of options the right to transfer and surrender such options to the Company in exchange for a cash payment equal to the intrinsic value of the Common Shares subject to the option (rather than requiring optionees to exercise their options to receive their Common Shares), conditional upon the completion of the Offer. If the Offer is not completed, such options will remain outstanding. The Company also intends to encourage holders of SARs to exercise their SARs to receive a payment in cash and not to elect to receive Common Shares. The Company will also seek to cancel any stock options or SARs which are “out-of-the-money” on the expiry of the Offer.

OWNERSHIP OF SECURITIES OF THE COMPANY BY

DIRECTORS AND SENIOR OFFICERS

      The following table sets out the names and positions of all directors and senior officers of the Company and the number and designation of any securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each such director or senior officer and, where known after reasonable inquiry, by their respective associates:

			Approximate	Number of Common
	Number of		Percentage	Shares Under	Number of
Name and Position Held	Common Shares		of Class	Options	SARs (1)

Rob Bakshi	274,836	(2)	3.67%	312,500	nil
Director, President, CEO and Chairman
Paul Mirabelle	nil		—	25,000	nil
Director
Robert Phillips	2,000		0.03%	25,000	nil
Director
Herb Pinder	15,100	(3)	0.20%	nil	20,000
Director
Adrian Ryans	500		0.01%	25,000	nil
Director
David Shaw	1,400	(4)	0.02%	25,000	nil
Director
John Zaozirny	20,000		0.27%	nil	20,000
Director
Tom Gill	81,700		1.09%	nil	33,750
Chief Operating Officer
Darren Jarvis	16,000		0.21%	nil	11,250
Director of Manufacturing
Curtis Smith	nil		—	nil	6,667
Director of Research and Development
Coleen Hunter	nil		—	nil	17,250
Director of Human Resources
David Warkentin	nil		—	nil	20,000
Director of Sales
Luis Martinez	nil		—	nil	nil
Electrical Engineering Manager
Timothy Nguyen	nil		—	nil	nil
Senior Software Engineer

Notes:

(1)	Each Share Appreciation Right (SAR) entitles the holder, upon exercise, to receive a cash payment based on the difference between the “Base Price” of such SAR and the prevailing “Market Price” of one Common Share on the date of exercise or to receive Common Shares having an equivalent value. See “Certain Issuances of Securities of the Company”. As described under “Deposit Agreements”, Mr. Gill has agreed to exercise all share appreciation rights for cash payment. The other directors and senior officers that hold SARs also intend to exercise those rights having a Base Price less than the price payable under the Offer for cash.

(2)	In addition, Mrs. Vinod Bakshi, the spouse of Mr. Bakshi, beneficially owns 256,654 Common Shares including 25,000 shares held by a corporation jointly owned by Mr. and Mrs. Bakshi.

(3)	These Common Shares are held by a private company and a limited partnership which are controlled by Mr. Pinder.

(4)	Includes Common Shares held by a private corporation wholly-owned by Mr. Shaw and Common Shares held jointly with his spouse.

PRINCIPAL HOLDERS OF SECURITIES OF THE COMPANY

      Except as otherwise disclosed in this Directors’ Circular, to the knowledge of the directors and officers of the Company, after reasonable enquiry, there is no person acting jointly or in concert with the Company who beneficially owns, directly or indirectly, or exercises control or direction over any securities of the Company, nor are there any securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by any person holding or exercising control or direction over more than 10% of the outstanding Common Shares. The Company is aware that on September 10, 2003, FMR Corp filed a Schedule 13G with the U.S. Securities and Exchange Commission disclosing that it had beneficial ownership or control over 750,100 Common Shares, representing approximately 10% of the class, as a result of acting as investment advisor to various investment companies and funds.

INTENTIONS WITH RESPECT TO THE OFFER

      To the knowledge of the directors and officers of the Company, after reasonable enquiry, all of the directors and senior officers of the Company and their respective associates intend to accept the Offer in respect of all Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by such directors, senior officers and associates. As described under “Deposit Agreements”, Messrs. Bakshi and Gill have agreed under the Deposit Agreements to deposit under the Offer all Common Shares beneficially owned by them.

OWNERSHIP OF SECURITIES OF THE OFFEROR

      None of the Company, the directors or senior officers of the Company or, to the knowledge of the directors and officers of the Company, after reasonable enquiry, any associate of any director or senior officer of the Company, any person holding or exercising control or direction over more than 10% of the outstanding Common Shares or any person acting jointly or in concert with the Company, beneficially owns, directly or indirectly, or exercises control or direction over any securities of the Offeror or Honeywell.

TRADING IN SECURITIES OF THE COMPANY

      Except as described below, none of the Company, the directors or senior officers of the Company or, to the knowledge of the directors and officers of the Company, after reasonable enquiry, any associate of any director or senior officer of the Company, any person holding or exercising control or direction over more than 10% of the outstanding Common Shares or any person acting jointly or in concert with the Company, has traded any securities of the Company during the six months preceding the date of this Directors’ Circular.

		Number of	Price per
Name of Purchaser/ Seller	Date of Transaction	Shares Purchased	Share

Company	June 13, 2003	300	$5.10
Company	June 16, 2003	3,000	$5.10
Company	June 16, 2003	1,000	$5.10
Company	June 16, 2003	700	$5.10
Company	June 17, 2003	2,000	$5.07
Company	June 24, 2003	3,800	$5.03
Company	June 25, 2003	2,000	$4.98
Company	June 25, 2003	1,200	$5.01
Company	June 27, 2003	5,000	$4.93
Company	June 27, 2003	3,000	$4.93
Company	June 30, 2003	5,000	$4.93
Company	July 11, 2003	1,900	$4.83
Company	July 11, 2003	3,100	$4.83

		Number of	Price per
Name of Purchaser/ Seller	Date of Transaction	Shares Sold	Share

Darren Jarvis	April 24, 2003	5,000	$6.25
Darren Jarvis	April 28, 2003	2,000	$6.25

      The Company continues to hold 549,900 Common Shares purchased under Normal Course Issuer Bids made through the facilities of The Toronto Stock Exchange at a weighted average price of $7.82 per share.

CERTAIN ISSUANCES OF SECURITIES OF THE COMPANY

      No Common Shares or securities convertible into Common Shares have been issued or transferred to the directors or senior officers of the Company during the two year period preceding the date of this Director’s Circular, except as set forth below.

Common Shares Issued or Transferred (1)

	Number of		Price per
Holder	Common Shares	Date of Exercise	Share

Rob Bakshi	50,000	March 28, 2003	$4.00
Darren Jarvis	20,000	June 21, 2002	$1.82
Darren Jarvis	5,000	June 13, 2002	$1.82

Stock Options

	Number of Common
	Shares Subject to
Grantee	Option	Date of Grant	Exercise Price	Expiry Date

Rob Bakshi	37,500	October 7, 2002	$4.79	October 7, 2007
Rob Bakshi	37,500	October 12, 2001	$12.25	October 12, 2006
Robert Phillips	25,000	December 10, 2001	$11.65	December 10, 2006
Adrian Ryans	25,000	December 10, 2001	$11.65	December 10, 2006

Share Appreciation Rights

	Number of Share
Grantee	Appreciation Rights (2)	Date of Grant	Base Price	Expiry Date

Tom Gill	11,250	October 7, 2002	$4.79	October 7, 2007
Tom Gill	11,250	October 12, 2001	$12.25	October 12, 2006
Darren Jarvis	3,750	December 10, 2001	$11.65	December 10, 2006
Darren Jarvis	3,750	October 7, 2002	$4.79	October 7, 2007
Coleen Hunter	2,250	October 7, 2002	$4.79	October 7, 2007
Herb Pinder	10,000	October 7, 2002	$4.79	October 7, 2007
Herb Pinder	10,000	October 12, 2001	$12.25	October 12, 2006
Curtis Smith	10,000	October 7, 2002	$4.79	October 7, 2007
John Zaozirny	10,000	October 7, 2002	$4.79	October 7, 2007
John Zaozirny	10,000	October 12, 2001	$12.25	October 12, 2006

Notes:

(1)	Represents Common Shares issued from treasury or transferred to the named individual from the Common Shares previously repurchased and held by the Company upon exercise of options or SARs under the Company’s Long Term Share Compensation Plan.

(2)	Each Share Appreciation Right (SAR) entitles the holder, upon exercise, to receive a cash payment based on the difference between the “Base Price” of such SAR and the prevailing “Market Price” of one Common Share on the date of exercise or to receive Common Shares having an equivalent value.

RELATIONSHIP BETWEEN THE OFFEROR AND THE DIRECTORS

AND SENIOR OFFICERS OF THE COMPANY AND OTHERS

      Except for the Deposit Agreements and as set forth below, there are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror or Honeywell and any of the directors or senior officers of the Company, including arrangements, agreements, commitments or understandings with respect to any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. To the knowledge of the directors and officers of the Company, there is no special contract, arrangement or understanding, formal or informal, made or proposed to be made between the Offeror or Honeywell and any Shareholder with respect to the Offer except as disclosed in this Directors’ Circular or the Offer and Circular.

      Pursuant to the Deposit Agreements, Messrs. Rob Bakshi, a director and senior officer of the Company, and Tom Gill, a senior officer of the Company, have agreed on the form of an offer letter for employment (the “Employment Offers”) with the Offeror to be effective on the date when their respective Common Shares are taken up and paid for by the Offeror pursuant to the Offer. The terms of the Employment Offers are subject to approval by Canadian securities regulatory authorities (to which authorities application for approval has been made by the Offeror and Honeywell).

      Under the Employment Offer with Mr. Bakshi, it is proposed that he will be appointed as Leader or Group President (or a similar title) responsible for the overall management of Honeywell’s Global Video Controls Business, a division of Honeywell with worldwide sales of approximately U.S. $150 million (into which the Company’s business will be integrated). The Employment Offer with Mr. Bakshi has the following material terms and conditions: (a) a base salary of $340,000 which represents an increase of approximately 16.2% over his current salary; (b) an incentive bonus, payable in March 2004 if Mr. Bakshi remains employed by Honeywell at that time, of $60,000 for the period of July 1 to December 31, 2003 to compensate for the fact that Honeywell calculates its bonuses on a calendar year basis whereas the Company had previously used its fiscal year ending on July 31 for such calculations; (c) an annual target bonus of 35% of base salary in accordance with Honeywell’s Executive Incentive Compensation Plan, compared with an average annual bonus of 46% of base salary received by Mr. Bakshi from the Company over the last three fiscal years; (d) a grant of 10,000 Honeywell stock options during the first quarter of 2004 which, is approximately equal to the value of the options granted to Mr. Bakshi during the last fiscal year as adjusted to give effect to the relative values of the Honeywell and Company stock options and eligibility to receive further annual grants of between 5,000 and 15,000 stock options thereafter; (e) an initial award of 60,000 Honeywell stock options, which vest 100% in three years, and 10,000 restricted stock units, which vest 50% in three years and 50% in five years; (f) a cash award of up to $1,353,000 payable within 60 days of December 31, 2006, provided that certain performance objectives relating to the development of new products are met and Mr. Bakshi remains employed with Honeywell through such date; (g) participation in Honeywell’s standard employee benefit plans for similarly situated Canadian employees; and (h) a severance payment equivalent to 24 months of base salary and benefits in the event that Mr. Bakshi’s employment is terminated by Honeywell other than for cause within three years.

      Under the terms of the Deposit Agreement and the Employment Offer with Mr. Bakshi, he also agreed, among other things, that he will not, for a period of 30 months from the date on which his employment is terminated, engage in or in any way be concerned with any business or enterprise relating to the manufacture, sales or installation of CCTV security systems in Canada or the United States.

      Under the Employment Offer with Mr. Gill, it is proposed that he will be appointed as General Manager of Honeywell’s Global Video Controls Business. The Employment Offer with Mr. Gill has the following material terms and conditions: (a) a base salary of $203,000 which represents an increase of approximately 9.7% over his current salary; (b) an incentive bonus, payable in March 2004 if Mr. Gill remains employed by Honeywell at that time, of $27,000 for the period of July 1 to December 31, 2003 to compensate for the fact that Honeywell calculates its bonuses on a calendar year basis whereas the Company had previously used its fiscal year ending on July 31 for such calculations; (c) an annual target bonus of 40% of base salary in accordance with Honeywell’s Incentive Compensation Plan, compared with an average annual bonus of 65% of base salary received by Mr. Gill from the Company over the last three fiscal years; (d) eligible to receive, subject to the terms of Honeywell’s stock incentive plan, an annual grant of between 2,500 and 7,500 stock options, which is intended to provide an annual option grant approximately equal to that provided to Mr. Gill by the Company in the last fiscal year; (e) an initial award of 7,500 stock options, which will vest over a three year period; (f) a cash award of $135,000 payable if Mr. Gill remains employed by Honeywell or an affiliate for 18 months after the completion of the Offer, provided that certain performance levels and other conditions are met; (g) participation in Honeywell’s standard employee benefit plans for similarly situated Canadian employees; and (h) a severance payment equivalent to 18 months of base salary and benefits in the event that Mr. Gill’s employment is terminated by Honeywell other than for cause within 18 months.

      Under the terms of the Deposit Agreement and the Employment Offer with Mr. Gill, he also agreed, among other things, to non-competition and non-solicitation covenants similar to those described above for Mr. Bakshi but for a period of 18 months following termination of Mr. Gill’s employment.

      None of the directors or senior officers of the Company is currently a director or senior officer of the Offeror or Honeywell or any of its subsidiaries.

AGREEMENTS BETWEEN THE COMPANY AND

ITS DIRECTORS AND SENIOR OFFICERS

      The Company intends to offer to certain of its senior officers, other than Messrs. Bakshi and Gill, certain severance arrangements. These arrangements will provide that, if the employment of the officer is terminated (i) by the Company within 12 months after a “Change of Control” of the Company, or (ii) by the officer within 12 months after a “Change of Control” of the Company following the occurrence of a “Triggering Event” within such 12 month period, the Company will pay to the officer an amount equal to the Termination Amount which is 10 to 12 times (depending on the particular officer) (the “Termination Factor”) their monthly base compensation as of the termination date, exclusive of incentive compensation. These agreements provide that the officer may elect to receive a lump sum payment in cash or in monthly instalment payments in accordance with the Company’s normal payroll procedures. If the officer elects to receive monthly cash instalments, the Company is required to maintain, subject to the terms and conditions of the applicable benefit plan policies, all benefits for the officer for the number of months after the termination date equal to the “Termination Factor”.

      For the purposes of the Company’s severance arrangements, a “Change of Control” is defined to mean (i) the direct or indirect acquisition by any person (the “Acquiror”), together with any other person or persons with whom the Acquiror is acting jointly or in concert (as that phrase is defined in the Securities Act (British Columbia)), of more than 50% of the outstanding common shares of the Company including securities convertible into, exchangeable for or representing the right to acquire common shares of the Company; (ii) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings; (iii) a merger in which the Company is the surviving corporation but after which shareholders of the unrelated entity being acquired receive Company shares and/or representation on the Company’s Board of Directors; or (iv) the sale of substantially all of the assets of the Company. The Offer, if completed, will constitute a “Change of Control” under such agreements. A “Triggering Event” is defined to mean, in effect, any one of the following events which occurs without the express or implied agreement of the relevant officer: (i) an adverse material change in the base compensation or benefit plans provided to the officer as at the date the severance agreement; or (ii) a unilateral and fundamental change in the officer’s position, duties or responsibilities in effect as at the date of the severance agreement, except where such change is reasonable and is attributable to the integration of the Company and the Acquiror or the policies, practices and organization structure of the Acquiror and the officer retains comparable responsibilities and duties; or (iii) any termination by the Company of the officer’s employment otherwise than for cause; or (iv) the relocation by the Company of the officer to a location greater than 80 kilometres from the location at which the officer carries out the terms of his employment with the Company at the date of the severance agreement unless the officer’s terms of employment include the obligation to receive geographic transfers from time to time in the normal course of business; although there will be no Triggering Event under clause (ii) above in connection with an alleged unilateral and fundamental change in the officer’s position, duties or responsibilities unless the officer first gives the Company written notice of the alleged Triggering Event and the Company has 10 business days thereafter to rectify such alleged Triggering Event. The estimated, maximum aggregate payments which may arise under the foregoing arrangements is approximately $600,000.

      Under the Support Agreement, Honeywell and the Company agreed to arrange for “run-off” directors and officers insurance and to maintain the existing indemnity arrangements for the directors of the Company. See “Support Agreement”.

      The Company also intends to enter into arrangements to permit the cash settlement of outstanding stock options with all option holders, including directors and senior officers. See “Long Term Share Compensation Plan”.

INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL

CONTRACTS OF THE OFFEROR

      With the exception of the Support Agreement, the Deposit Agreements and the Employment Offers which are described in this Directors’ Circular, none of the directors or senior officers of the Company or any of their respective associates or, to the knowledge of the directors and officers of the Company, after reasonable inquiry, any person holding or exercising control or direction over more than 10% of the outstanding Common Shares or any person acting jointly or in concert with the Company, has any interest in any material contract to which the Offeror or Honeywell is a party.

ADDITIONAL INFORMATION

      No information required to be disclosed in the Circular has been presented incorrectly or is misleading and no additional information within the knowledge of the Company is required to be supplied to make the information in the Circular correct or not misleading.

MATERIAL CHANGES AND OTHER INFORMATION

      Except as otherwise disclosed elsewhere in this Directors’ Circular or publicly disclosed, no information is known to the directors or senior officers of the Company concerning or that indicates any material change in the affairs of the Company since July 31, 2003, the date of the Company’s last audited annual consolidated financial statements. There is no other information or material fact known to the directors or senior officers of the Company and not disclosed in the foregoing which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

      Except as otherwise disclosed elsewhere in this Directors’ Circular, no negotiations by the Company are currently underway in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) an issuer bid for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

STATUTORY RIGHTS

      Securities legislation in certain of the provinces and territories of Canada provides holders of Common Shares with, in addition to any other right they have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice required to be delivered to the holders of Common Shares. However, such rights must be exercised within the prescribed time limits. Holders of Common Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

      The contents and sending of this Directors’ Circular have been approved and the delivery thereof has been authorized by the Board.

CONSENT OF CREDIT SUISSE FIRST BOSTON LLC

TO: THE BOARD OF DIRECTORS OF SILENT WITNESS ENTERPRISES LTD.

      We hereby consent to the inclusion of our fairness opinion dated October 10, 2003 as Schedule A in the Directors’ Circular of Silent Witness Enterprises Ltd. dated October 28, 2003 and to all references thereto in such Directors’ Circular.

New York, New York	(Signed) CREDIT SUISSE FIRST BOSTON LLC
October 28, 2003

CERTIFICATE

DATED: October 28, 2003

      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentations likely to affect the value or the market price of the Common Shares within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

Robert L. Phillips Director	R.K. (Rob) Bakshi Chief Executive Office, President Chairman and Director

SCHEDULE A

FAIRNESS OPINION OF

CREDIT SUISSE FIRST BOSTON LLC

CREDIT SUISSE FIRST BOSTON LLC
Eleven Madison Avenue	Tel 1 212 325 2000
New York, NY 10010-3629	www.csfb.com

October 10, 2003

Board of Directors

Silent Witness Enterprises Ltd.
6554 176th Street
Surrey, British Columbia V3S 4G5

Members of the Board;

      You have asked us to advise you with respect to the fairness from a financial point of view to holders of Common Shares, without par value (the “Company Common Shares”), of Silent Witness Enterprises Ltd. (the “Company”), other than Honeywell International Inc. (the “Acquiror”) and its affiliates and the Selected Shareholders (as defined below), of the Consideration (as defined below) to be received by such holders pursuant to the Offer (as defined below) contemplated by the terms of the Support Agreement, dated as of October 10, 2003 (the “Acquisition Agreement”) among the Acquiror, SW Acquisition Inc., a wholly-owned subsidiary of the Acquiror (“Merger Sub”), and the Company. The Acquisition Agreement provides, among other things, that the Acquiror and Merger Sub will announce a takeover bid pursuant to which Merger Sub will offer (the “Offer”) to acquire all of the outstanding Company Common Shares at a cash purchase price of C$11.27 per share (the “Consideration”).

      In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Acquisition Agreement and the deposit agreements (the “Deposit Agreements”) dated October 10, 2003 executed by certain members of management of the Company and the spouse of one of such members (collectively, the “Selected Shareholders”). We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. With respect to outstanding litigation involving the Company and for which significant damages are alleged, we have relied, with your consent, solely upon the judgment of the management of the Company and its counsel that the outcome of the litigation will not have a material adverse effect on the financial condition or results or operations of the Company. We have assumed, with your consent, that the Offer will be consummated in accordance with the terms of the Acquisition Agreement, without waiver, amendment or modification of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any

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such evaluations or appraisals. Our opinion is not, and should not be construed as, a valuation of the Company, the Acquiror or any of their respective assets or securities. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion does not address the relative merits of the transactions contemplated by the Acquisition Agreement as compared to other transactions or business strategies that may be available to the Company or the Company’s underlying decision to effect such transactions. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

      We have acted as financial advisor to the Company in connection with the Offer and the transactions contemplated by the Acquisition Agreement and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to indemnify us in certain circumstances. We and our affiliates in the past have provided, currently are providing and in the future may provide, investment banking and financial services to the Company and the Acquiror, for which services we and our affiliates have received and expect to receive compensation. We and our affiliates may actively trade the debt and equity securities of the Company and the Acquiror for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      We are an internationally recognized investment banking firm and are regularly engaged in a broad range of investment banking and financial advisory activities, including activities relating to corporate finance, mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements.

      It is understood that this letter is solely for the information of the Board of Directors of the Company in connection with its consideration of the Offer, does not constitute a recommendation to any shareholder as to whether such holder should tender Company Common Shares into the Offer or as to how any holder of Company Common Shares should vote or act on any other matter relating to the transactions contemplated by the Acquisition Agreement, and may not be used or relied upon for any other purpose or by any other person.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Shares in the Offer is fair to such holders, other than the Acquiror and its affiliates and the Selected Shareholders, from a financial point of view.

Very truly yours,

(Signed) CREDIT SUISSE FIRST BOSTON LLC

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